LONGVIEW FIBRE COMPANY
                       BRANCH PLANT HOURLY EMPLOYEES'
                                 401(k) PLAN


To Participants:

Copies of the enclosed proxy material are being supplied to Company shareholders of record in connection with the solicitation of proxies for use at the forthcoming Annual Meeting of Shareholders to be held on March 2, 2004. As a participant in the Longview Fibre Company Branch Plant Hourly Employees' 401(k) Plan, the "Plan," you are entitled to direct the manner in which Vanguard Fiduciary Trust Company, the "Plan Trustee", votes the shares of Common Stock of Longview Fibre Company represented by your interest in the Longview Fibre Company Stock Fund under the Plan as of January 7, 2004.

The Plan Trustee will be pleased to vote your shares in accordance with your instructions if you will complete, sign, and date the enclosed proxy form and return it to the Plan Trustee in the enclosed postage-paid return envelope. The Plan Trustee will hold any voting instructions it receives in confidence and will not divulge or release any specific information regarding such to any person, including officers or employees of the Company, except to the extent as may be required by law.

If your proxy form is not received by the Plan Trustee, the Plan Trustee will treat such as a direction: (a) to abstain with respect to each matter or group of related matters to be acted upon (other than elections to office), and (b) to withhold authority to vote for any nominee for election to office.

We urge you to send in your proxy promptly for receipt by the Plan Trustee no later than February 25, 2004, so your shares will be voted at the meeting in accordance with your instructions.


LONGVIEW FIBRE COMPANY                                      January 22, 2004